REVIVAL AI INC.

10940 South Parker Road #872

Parker, Colorado 80134

March 17, 2021

Office of Manufacturing

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Revival AI Inc.
Offering Statement on Form 1-A
File No. 024-11362

Ladies and Gentlemen:

The undersigned respectfully requests that the above-referenced Offering Statement be qualified effective at 4:00 PM (Eastern time) on Friday, March 19, 2021, or as soon thereafter as is practicable.

Very truly yours,

REVIVAL AI INC.

By:	/s/ Kristin Robinson
Kristin Robinson
Chief Executive Officer